UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2014

☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from        to        .

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEARS THEN ENDED:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014:

Appendix A - Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	A1
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of Sears Holdings Puerto Rico Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Sears Holdings Puerto Rico Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
June 29, 2015

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014
(Thousands of dollars)

		Supplementary Information
ASSETS	Total	Participant- Directed Funds	Sears Holdings Stock Fund
PLAN INTEREST IN MASTER TRUST AT FAIR VALUE (Note 3):
Investment securities and other, net	$17,047	$15,764	$1,283
Notes receivable from participants	1,040	1,040	—
Total plan interest in master trust at fair value	18,087	16,804	1,283
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	18,087	16,804	1,283
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(102)	(102)	—
NET ASSETS AVAILABLE FOR BENEFITS	$17,985	$16,702	$1,283

See notes to financial statements.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013
(Thousands of dollars)

		Supplementary Information
ASSETS	Total	Participant- Directed Funds	Sears Holdings Stock Fund
PLAN INTEREST IN MASTER TRUST AT FAIR VALUE (Note 3):
Investment securities and other, net	$16,898	$15,330	$1,568
Notes receivable from participants	913	913	—
Total plan interest in master trust at fair value	17,811	16,243	1,568
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	17,811	16,243	1,568
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(96)	(96)	—
NET ASSETS AVAILABLE FOR BENEFITS	$17,715	$16,147	$1,568

See notes to financial statements.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014
(Thousands of dollars)

		Supplementary Information
	Total	Participant- Directed Funds	Sears Holdings Stock Fund
PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3):
Investment income (loss)	$844	$892	$(48)
Interest income on notes receivable from participants	40	34	6
Total plan interest in master trust activity	884	926	(42)
CONTRIBUTIONS:
Employee	1,485	1,234	251
Total contributions	1,485	1,234	251
WITHDRAWALS	(2,033)	(1,755)	(278)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(66)	(65)	(1)
NET INCREASE (DECREASE)	270	340	(70)
FUND TRANSFERS	—	215	(215)
NET ASSETS AVAILABLE FOR BENEFITS:
January 1	17,715	16,147	1,568
December 31	$17,985	$16,702	$1,283

See notes to financial statements.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013
(Thousands of dollars)

		Supplementary Information
	Total	Participant- Directed Funds	Sears Holdings Stock Fund
PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3):
Investment income	$2,673	$2,312	$361
Interest income on notes receivable from participants	34	28	6
Total plan interest in master trust activity	2,707	2,340	367
CONTRIBUTIONS:
Employee	1,530	1,245	285
Total contributions	1,530	1,245	285
WITHDRAWALS	(3,583)	(3,191)	(392)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(77)	(72)	(5)
NET INCREASE	577	322	255
FUND TRANSFERS	—	318	(318)
NET ASSETS AVAILABLE FOR BENEFITS:
January 1	17,138	15,507	1,631
December 31	$17,715	$16,147	$1,568

See notes to financial statements.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF PLAN
History and Purpose - Sears, Roebuck and Co. ("Sears") established the Sears Puerto Rico Savings Plan (the "Sears Puerto Rico Plan") by the execution and adoption of a plan document (the "Plan Document"), dated January 1, 2005. The Sears Puerto Rico Plan was established as a substitute plan for participants of the Sears 401(k) Savings Plan (now known as the Sears Holdings Savings Plan) (the "Sears Plan") who were (are) employees of Sears, Roebuck de Puerto Rico, Inc. and who reside in the Commonwealth of Puerto Rico. The Plan Document has been amended from time to time, and was fully amended and restated as of December 31, 2011.
Kmart Holding Corporation ("Kmart") established the Kmart Retirement Plan for Puerto Rico Employees (the "Kmart Puerto Rico Plan") by the execution and adoption of a plan document (the "Kmart Plan Document") dated April 1, 2005. The Kmart Puerto Rico Plan was established for the benefit of employees of Kmart who reside in the Commonwealth of Puerto Rico. The Kmart Plan Document was fully amended and restated as of December 31, 2011.
At the close of business on March 31, 2012, the Kmart Puerto Rico Plan and its net assets of $4.458 million were merged with and into the Sears Puerto Rico Plan and the merged plan was renamed the Sears Holdings Puerto Rico Savings Plan (the "Plan"). The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.
In March 2005, Sears merged with Kmart Holding Corporation and became a wholly owned subsidiary of Sears Holdings Corporation (the "Company"). Sears continued to sponsor the Sears Puerto Rico Plan through March 31, 2012. At that time, the Company (in the place of Sears) was named as the plan sponsor of the Plan. Employers (the "Employers") under the Plan are certain wholly-owned subsidiaries of the Company as follows: Sears, Roebuck de Puerto Rico, Inc., Kmart Holding Corporation, and Kmart Corporation.
Plan investments are held for safekeeping and commingled for investment purposes with the participating plans under The Sears Holdings 401(k) Savings Plan Master Trust (the "Master Trust") based on a custodial arrangement between the trustee of this Plan and the trustee of the Master Trust. The other participating plan in the Master Trust is the Sears Plan. Effective January 30, 2014, the Master Trust was renamed as the Sears Holdings Savings Plan Master Trust and the Company (in the place of Sears) was named as its sponsor.
Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Sears Holdings Corporation Administrative Committee ("Administrative Committee") is Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). The members of this committee are employees of Sears Holdings Management Corporation.

Banco Popular de Puerto Rico ("Banco Popular") has been appointed and serves as trustee of the Plan's trust (the "PR Trust") under a Deed of Amendment and Restatement to the Deed of Trust entered into by the Company; Sears, Roebuck de Puerto Rico; and Banco Popular on March 29, 2012. State Street Bank and Trust Company ("State Street") serves as the trustee (the "Master Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement, which was fully amended and restated as of January 30, 2014. State Street is the custodian of the PR Trust. Hewitt Associates, LLC ("Aon Hewitt"), a subsidiary of Aon Corporation, serves as the Plan's recordkeeper.
The Company, the Administrative Committee, and the Sears Holdings Corporation Investment Committee ("Investment Committee") (also consisting of employees of Sears Holdings Management Corporation) are the named fiduciaries under the Plan. The Investment Committee has authority relating to the acquisition, retention, and disposition of Plan assets and the appointment, retention, and termination of investment managers. Towers Watson Investment Services, Inc. has been appointed to serve as investment advisor.
Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by Sears Holdings Management Corporation, not the Plan or Master Trust.
Eligibility - A full-time regular or part-time regular employee of one of the Employers who satisfies all the requirements provided in the Plan document including being a resident of Puerto Rico, on the payroll of an Employer, and who principally performs services for an Employer at one or more of the Employer's various locations in Puerto Rico (which does not include an employee where services are only incidental, minor, or irregular) is eligible for participation in the Plan on the first day of the third month following the date of hire.
Participants' Contributions and Investment Options - An eligible employee becomes a participant by electing to make contributions to the Plan and properly completing the enrollment process. Except as may be limited by applicable Puerto Rico law, a participant may contribute up to 25 percent of eligible annual compensation on a pre-tax and/or 10 percent on an after-tax basis, provided that in the aggregate a participant's contributions per payroll period cannot exceed 25 percent of the participant's eligible annual compensation. Participants turning age 50 or older during a plan year are eligible to make an additional pre-tax "catch-up" contribution up to the applicable Puerto Rico Internal Revenue Code catch-up contribution limit.
Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Corporation Stock Fund ("Holdings Stock Fund"), which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the U.S. Bond Index Fund; the S&P 500 Index Fund; the Small-Mid Cap Value Fund; the Small-Mid Cap Growth Fund; the Russell Small-Mid Cap Index Fund; the Large Cap Value Fund; the Large Cap Growth Fund; the International Equity Fund; the Global Equity Index Fund; any of five Target Retirement Funds; and the Self-Managed Brokerage Account (through which a participant may invest in any number of mutual funds, common stock and other investments). Participants are immediately fully vested in their contributions and earnings thereon.
Employer Contributions - Through payroll periods ended January 31, 2009, the Company contribution was fixed at 100 percent of a participant's pre-tax and/or after-tax contributions up to the first three percent of the participant's eligible compensation and 50 percent of the pre-tax and/or after-tax contributions the participant makes on the next two percent of eligible compensation. The Plan was amended to suspend the employer matching contribution on any pre-tax or after-tax contributions for payroll periods that ended after January 31, 2009, until further amendment of the Plan.
Prior to suspension of matching contributions, the Plan allowed for the Company matching contribution to be made quarterly and to be payable in cash or stock, or a combination of both. If in cash, it was invested based on participants' pre-tax contribution elections, or after-tax elections if there is no pre-tax election. If in stock, it was invested in the Holdings Stock Fund. Contributions are available for diversification immediately upon deposit.
Prior to the suspension of matching contributions, to be eligible for the Company matching contribution, a participant must have had one year of service and been credited with 1,000 hours of service by that date. All active participants in the Plan are immediately fully vested in the Company matching contribution (other than the discretionary matching contributions described immediately below). Prior to April 1, 2012, the vested status of a participant who terminated employment prior to January 1, 2006 was determined based upon the vesting provisions of the Plan in effect at his or her date of termination. As of April 1, 2012, the plan administrator determined that all account balances of active and inactive participants were fully vested, including matching contributions. Participants should refer to the Plan Document for a more complete description of the Plan's vesting provisions.
The Plan includes a provision that allows for discretionary matching contributions. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There were no discretionary matching contributions in 2014 and 2013.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon, and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.
Participant Loans - Active participants may borrow from their Plan account up to the lesser of $50,000 or 50 percent of the vested account balance; but not less than $1,000. No more than one loan may be outstanding at any one time to any participant. Loans are repaid through payroll deductions over any number of months up to five years (or 15 years for a loan for the initial purchase of a principal residence of the participant). The interest rate is the prime rate plus one percent as published on the fifteenth day of the month prior to the date the loan is issued. Participants should refer to the Plan Document and the Loan Policy for a more complete description of the Plan's loan provisions.
Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance, determined as of the latest posted valuation preceding the date on which payment is made. Partial in-service withdrawals are permitted in accordance with the withdrawal provisions set forth in the Plan Document and do not terminate participation but are subject to restrictions on participant balances.
Forfeited Accounts - The Plan document permits the use of forfeitures to reinstate previously forfeited balances of rehired employees, pay reasonable expenses of the Plan, or offset future employer contributions. Forfeitures of unclaimed benefits are to be restored to participants or beneficiaries who claim them within the time limits allowed by federal and state (including Puerto Rico) laws for such claims. At both December 31, 2014 and 2013, forfeited nonvested accounts totaled $0. During the years ended December 31, 2014 and 2013, no forfeitures were used to offset employer contributions.

Employer contributions are forfeited if, for example, excess pre-tax contributions that had been matched with employer contributions are discovered, corrected, and returned to participants, and when participants who terminate employment are not fully vested in discretionary matching contributions. In addition, certain unclaimed benefits as defined in the Plan document may, at the sole discretion of the Plan Administrator, be deemed abandoned and treated as forfeitures under the terms of the Plan.
Termination of Participation - Active participation in the Plan ceases after termination of employment. Any participant terminating with account balances in excess of $1,000, who defers distribution of his or her account balances, remains a participant until the participant receives full distribution of his or her account balances.
Amendment, Suspension, or Termination of the Plan - Although it has not expressed any intent to suspend or terminate the Plan, the Board of Directors of the Company may, at its sole discretion, amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. Further, the Board of Directors of the Company approved the delegation of amendment authority to the Administrative Committee. In the event of the Plan's termination, each participant's account balance will be deemed fully vested to the extent not fully vested as of such Plan termination. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.
ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies followed by the Plan:
Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Master Trust Investment and Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned. Net appreciation includes the Master Trust's gains and losses on investments bought and sold as well as held during the year.

Common Collective Trusts - The Master Trust's investment in various common collective trusts is broadly diversified among various market capitalizations, growth and value investment styles, yields, maturities, and market indices. These common collective trusts are primarily invested in publicly traded securities and have a variety of investment asset classes including equity funds, fixed income funds, and balanced funds. The net asset value per share of common collective trusts is determined each business day and all may be redeemed at the net asset value per share at the measurement date without prior notice.
Fully Benefit-Responsive Investment Contracts - The statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Investments in the Stable Value Fund are valued at fair value and then adjusted to contract value (deposits made, plus interest accrued at the contract rate, less withdrawals and fees) as described above. The Stable Value Fund is invested in three portfolios of bond investments and in liquid assets comprised of U.S. treasury bills, repurchase agreements, and a short-term investment fund. On behalf of the Master Trust, the Stable Value Fund investment manager has entered into four synthetic investment ("wrapper") contracts with highly rated insurance companies and banks ("wrapper providers") that serve to substantially offset the price fluctuations in the three portfolios of underlying assets caused by movements in interest rates. The wrapper contracts obligate the wrapper providers to maintain the contract value of the portfolios of underlying investments. Contract value is generally equal to the principal amounts invested in the portfolios, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals. Under the terms of the wrapper contracts, gains and losses on the underlying investments are amortized through adjustments to future contract interest crediting rates, which are reset quarterly and which cannot be less than 0%. Primary variables impacting future crediting rates of the Stable Value Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract. The liquid assets may comprise from 0% to 15% of the Stable Value Fund and provide for daily participant cash flows and expenses. The average yield of the Stable Value Fund for both the years ended December 31, 2014 and 2013 was 0.82%. The crediting interest rate at December 31, 2014 and 2013 was 1.81% and 1.53%, respectively.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their Stable Value Fund (the "Fund") investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Company-initiated events, outside the normal operation of the Plan, may limit the ability of the Fund to transact at contract value. Examples of such events include, but are not limited to, failure of the Plan or its trust to qualify for federal income tax exemption under ERISA; communications given to Plan participants designed to induce them to not invest in the Fund, or to transfer assets out of the Fund; and complete or partial termination of the Plan, or adoption of a competing plan.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.
Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $0 at both December 31, 2014 and 2013.
New Accounting Standards - There were no new accounting standards required to be adopted in 2014.

3.	INTEREST IN MASTER TRUST
Certain of the Plan's investment assets are held in a trust account with the Master Trustee and consist of an undivided interest in an investment account of the Master Trust administered by the Master Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the other participating plans for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Plan's recordkeeper, Aon Hewitt, maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by Aon Hewitt to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2014 and 2013 are summarized as follows:

	December 31
(thousands of dollars)	2014	2013
Assets:
Investments at fair value:
Sears Holdings Corporation common shares*	$47,830	$62,544
Other common and preferred stock	412,419	449,490
Registered investment companies	225,301	234,978
Common/collective trusts	1,523,712	1,534,877
Synthetic investment contracts*	18	24
Fixed income securities	464,569	526,895
Swaps and other	1,747	(35)
Short-term investments	55,590	44,990
Collective short-term investment fund	139,190	168,123
Participant-directed brokerage accounts	37,007	37,069
Total investments at fair value	2,907,383	3,058,955
Receivables:
Notes receivable from participants	48,883	52,442
Dividend and interest	1,866	1,981
Due from brokers and others	22,650	19,894
Total receivables	73,399	74,317
Cash	719	3,248
Total assets	2,981,501	3,136,520
Liabilities:
Due to brokers and others	31,454	32,041
Total liabilities	31,454	32,041
Net assets in Master Trust at fair value	2,950,047	3,104,479
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,747)	(16,830)
Net assets in Master Trust	$2,934,300	$3,087,649
Plan's interest in Master Trust net assets	$17,985	$17,715
Plan's percentage interest in Master Trust net assets	0.6%	0.6%

* Party-in-interest
The Plan's interest in Master Trust net assets of $18.0 million and $17.7 million exceeds five percent of the Plan's net assets available for benefits as of December 31, 2014 and 2013, respectively.

The Master Trust's investments at fair value that exceed five percent of Master Trust net assets as of December 31, 2014 and 2013 are as follows:

	2014		2013
(thousands of dollars)	Dollars	Percent of Net Assets	Dollars	Percent of Net Assets
State Street Bank and Trust Company:
S&P 500 Index Non-Lending Series Fund*	$449,651	15.3%	$440,111	14.3%
SSgA Target Retirement 2020 Non-Lending Series Fund*	414,363	14.1%	445,410	14.4%
SSgA Target Retirement 2030 Non-Lending Series Fund*	226,947	7.7%	222,996	7.2%
Government STIF 8*	—	—%	168,123	5.4%

* Party-in-interest
Investments whose fair value was determined based on quoted market prices include Sears Holdings Corporation common shares, other common and preferred stock, registered investment companies, options and the participant-directed brokerage accounts. Investments whose fair value was estimated include common stock purchased in private placements (See Note 4), common/collective trusts, synthetic investment contracts, fixed income securities, swaps and other, short-term investments, and collective short-term investment funds.
The net investment earnings (loss) of the Master Trust for the years ended December 31, 2014 and 2013 are summarized below:

(thousands of dollars)	2014	2013
Dividend, interest and other income	$24,043	$29,238
Net appreciation (depreciation) in fair value of investments:
Sears Holdings Corporation common shares*	(2,159)	14,375
Other common and preferred stock	30,080	142,282
Registered investment companies	7,319	59,150
Common/collective trusts	112,551	247,810
Corporate notes and bonds	118	(373)
Government-backed and government agency bonds	1,085	(1,682)
Government notes and bonds	638	(4,007)
Foreign and yankee bonds	37	(107)
Swaps, futures and other	1,101	297
Short-term investments	1	—
Participant-directed brokerage accounts	1,570	5,223
Net appreciation in fair value of investments	152,341	462,968
Investment income of Master Trust	176,384	492,206
Interest income on notes receivable from participants	2,022	2,129
Total Master Trust activity	$178,406	$494,335
Plan's interest in Master Trust activity	$884	$2,707

* Party-in-interest
The investments whose net appreciation (depreciation) in fair value was determined based on quoted market prices include Sears Holdings Corporation common shares, other common and preferred stock, registered investment companies, and participant-directed brokerage accounts. The investments whose net appreciation (depreciation) in fair value was estimated include common stock purchased in private placements (see Note 4), common/collective trusts, fixed income securities, swaps and other, and short-term investments.

4.	FAIR VALUE MEASUREMENTS
We determine fair value of the underlying investments in the Master Trust based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy and the Plan's methodology for determining the fair value of the underlying investments in the Master Trust are described as follows:
Level 1 inputs: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing price information.
Common and preferred stocks, registered investment companies (mutual funds), and options are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.
Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk, and default rates.
Common collective trusts are portfolios of underlying assets held by investment managers and are valued at the unit value reported by the investment managers as of the end of each period presented. Corporate bonds, asset and mortgage-backed securities, U.S. government treasury and agency notes and bonds, and other debt securities are valued using quoted market prices. These securities do not trade with sufficient frequency and volume, however, and therefore their prices are considered a Level 2 input.
Level 3 inputs: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
Equity securities assigned to Level 3 were purchased in private placements with valuations updated based on subsequent transactions between institutional investors. The fair value of synthetic investment contracts is estimated to be the difference between the current cost and replacement cost of the wrap contracts, discounted using market yields over the term of the investment. The underlying investments in the synthetic investment contracts are assigned a fair value hierarchy based on the level of input of each individual investment.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The Plan's policy is to recognize transfers between levels at the end of the reporting period.

The following tables set forth by level within the fair value hierarchy the Master Trust investment assets at fair value on a recurring basis, as of December 31, 2014 and 2013.

	Investment Assets at Fair Value as of December 31, 2014
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Equity securities:
Sears Holdings Corporation common shares	$47,830	$—	$—	$47,830
U.S. companies	357,961	—	732	358,693
International companies	53,726	—	—	53,726
Registered investment companies	225,301	—	—	225,301
Common/collective trusts	—	1,523,712	—	1,523,712
Synthetic investment contracts	—	—	18	18
Fixed income securities:
Corporate notes and bonds	—	61,914	—	61,914
Mortgage and asset backed debt securities	—	54,729	—	54,729
Government-backed and agency bonds	—	103,236	—	103,236
Government notes and bonds	—	209,584	—	209,584
Other debt securities	—	35,106	—	35,106
Swaps and other	—	1,747	—	1,747
Short-term investments	—	55,590	—	55,590
Collective short-term investment fund	—	139,190	—	139,190
Participant-directed brokerage account	37,007	—	—	37,007
Total investment assets at fair value	$721,825	$2,184,808	$750	$2,907,383

	Investment Assets at Fair Value as of December 31, 2013
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Equity securities:
Sears Holdings Corporation common shares	$62,544	$—	$—	$62,544
U.S. companies	411,869	—	9	411,878
International companies	37,612	—	—	37,612
Registered investment companies	234,978	—	—	234,978
Common/collective trusts	—	1,534,877	—	1,534,877
Synthetic investment contracts	—	—	24	24
Fixed income securities:
Corporate notes and bonds	—	62,446	—	62,446
Mortgage and asset backed debt securities	—	65,766	—	65,766
Government-backed and agency bonds	—	118,668	—	118,668
Government notes and bonds	—	251,167	—	251,167
Other debt securities	—	28,848	—	28,848
Swaps and other	(35)	—	—	(35)
Short-term investments	—	44,990	—	44,990
Collective short-term investment fund	—	168,123	—	168,123
Participant-directed brokerage account	37,069	—	—	37,069
Total investment assets at fair value	$784,037	$2,274,885	$33	$3,058,955
There were no transfers into or out of Levels 1, 2 or 3 in the fair value hierarchy for the years ended December 31, 2014 and 2013.

The table below sets forth a summary of changes in the fair value of the Master Trust's Level 3 investment assets for the years ended December 31, 2013 and 2014.

	Changes in Fair Value of Level 3 Investment Assets
(thousands of dollars)	Equity Securities	Synthetic Investment Contracts	Total
Balance, January 1, 2013	$26	$—	$26
Plan year 2013 changes:
Unrealized gains (losses)	(17)	24	7
Balance, December 31, 2013	9	24	33
Plan year 2014 changes:
Unrealized losses	(218)	(6)	(224)
Purchases	941	—	941
Balance, December 31, 2014	$732	$18	$750
The amount of gains or losses for the period included in changes in net assets which is attributable to the change in unrealized gains or losses of Level 3 assets still held at December 31 is as follows:

(thousands of dollars)	Equity Securities	Synthetic Investment Contracts	Total
For the year ended December 31, 2013	$(17)	$24	$7
For the year ended December 31, 2014	(218)	(6)	(224)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Master Trust investments are shares of common collective trusts managed by State Street Bank and Trust Company ("State Street") and a synthetic investment contract issued and guaranteed by State Street (see Note 2). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street qualify as party-in-interest transactions. Fees for State Street investment management services for the collective short-term investment fund are offset against investment income. Fees incurred by the Master Trust for investment management services for the other State Street common collective trusts and for the interest rate guarantee on the synthetic investment contract were $1.4 million and $1.5 million for the years ended December 31, 2014 and 2013, respectively.
The Master Trust holds shares of common stock of the Company. At December 31, 2014 and 2013, the Master Trust held 1,450,270 shares with a fair value of $47.8 million and a cost basis of $69.3 million and 1,275,371 shares with a fair value of $62.5 million and a cost basis of $92.1 million, respectively. Holdings has not paid cash dividends on its common stock since inception.

6.	INCOME TAXES
The Sears Puerto Rico Plan was established for employees of Sears, Roebuck de Puerto Rico, Inc. who reside in the Commonwealth of Puerto Rico. The Department of Treasury of the Commonwealth of Puerto Rico ("Puerto Rico Department of Treasury") has determined and informed Sears by a letter dated January 25, 2011 that the Sears Puerto Rico Plan, as amended and restated effective December 31, 2009 was in compliance with Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994. Three amendments to the Sears Puerto Rico Plan have also been issued favorable decisions by the Puerto Rico Department of Treasury.

The Kmart Puerto Rico Plan was established for employees of Kmart who performed services at Kmart locations in Puerto Rico. The Kmart Puerto Rico Plan was fully amended and restated effective October 1, 2008 and the Puerto Rico Department of Treasury confirmed the Kmart Puerto Rico Plan's ongoing compliance with the Puerto Rico Internal Revenue code by a favorable determination letter dated September 10, 2010. The Kmart Puerto Rico Plan was thereafter further amended and the four amendments to the October 1, 2008 Plan were also issued favorable decisions by the Puerto Rico Department of Treasury.
The Sears Puerto Rico Plan and the Kmart Puerto Rico Plan were each fully amended and restated as of December 31, 2011. These amended and restated plans (and subsequent amendments) were submitted to the Puerto Rico Department of Treasury for updated favorable decision letters on April 15, 2014.
At the close of business March 31, 2012, the Kmart Puerto Rico Plan, as fully amended and restated as of December 31, 2011, was merged with and into the Sears Puerto Rico Plan, which Plan was amended and restated forming the Sears Holdings Puerto Rico Savings Plan (the "Plan") (See Note 1). The Plan and each of its two subsequent amendments also were submitted to the Puerto Rico Department of Treasury for favorable decision letters on April 15, 2014.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of Treasury. The Plan Administrator, with the assistance of in-house and outside counsel, has analyzed the tax positions taken by the Plan and Sears Puerto Rico Plan and concluded that as of December 31, 2014 and 2013, respectively, there were no uncertain tax positions taken or expected to be taken that required recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.
The Plan Administrator and the Plan's Benefits Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code of 1994, and consequently is exempt from local taxes; therefore, no provision for taxes has been provided for in the Plan's financial statements. In 2008, the Plan Administrator identified certain insignificant errors in the operation of the hardship withdrawal provision, which were corrected. The Plan Administrator engaged Puerto Rico benefits counsel to prepare a closing agreement for submission to the Puerto Rico Department of Treasury. The draft closing agreement was presented to and preliminarily agreed to by the Puerto Rico Treasury Department, but they could not finalize a closing agreement because of the issuance of a new Puerto Rico tax code and regulations.  The final closing agreement was presented to the Puerto Rico Department of Treasury for execution on June 14, 2012, but the final document was not executed until June 28, 2013. In 2013, the Plan Administrator identified certain insignificant errors in the operation of the Plan following the conversion of recordkeepers, which the Plan Administrator has resolved in accordance with applicable Puerto Rico tax laws and regulations.

7.	DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:
Foreign Currency Exchange Contracts - Periodically, the Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Master Trust's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.
When held, the Master Trust reflects the fair value of all forward contracts as an asset or liability in its statements of net assets. The fair values associated with the foreign currency contracts are estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.
At December 31, 2014 and 2013, the Master Trust held no currency contract receivables or payables.
Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.
During 2014 and 2013, the Master Trust was a party to futures contracts held for trading purposes for U.S. Treasury Bonds and Notes, Eurodollars, and interest rate swaps. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts. U.S. Treasury Bonds and cash owned and included in the investments of the Master Trust with values of $0.1 million and $0.3 million at December 31, 2014 and 2013, respectively, were pledged to the counterparties as collateral on the futures contracts.
The Master Trust had futures contracts to purchase with notional amounts of $1.6 million and $130.7 million at December 31, 2014 and 2013, respectively. At December 31, 2014, the Master Trust had futures contracts to purchase U.S. Treasury Notes of $1.6 million. At December 31, 2013, the Master Trust had futures contracts to (sell) purchase U.S. Treasury Bonds and Eurodollars of ($0.3 million) and $131.0 million, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts.
The fair value of the futures contracts in the Master Trust is $0 at December 31, 2014 and 2013, respectively, as settlements are completed by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in the fair value of investments.
Credit Default and Interest Rate Swaps - The Master Trust enters into credit default and interest rate swaps to hedge its exposure to certain fixed income investments, as well as to synthetically replicate the returns of certain fixed income investments. A credit default swap is a contract that involves the payment or receipt of an annual default premium for a specific issuer of corporate bonds and requires the party receiving the premium to pay the notional value of the corporate bonds if the issuer defaults. An interest rate swap is a contract in which each counterparty concurrently agrees to pay the other interest at either a predetermined fixed or floating rate on the same notional principal on specific dates for a specific period of time. No principal payments are made in standard interest rate swaps. Swap contracts are entered into directly between the parties and consequently involve counterparty credit risk. The investment manager's policy is to execute swaps only with counterparties whose credit rating is A+ or better.

At December 31, 2014 and 2013, the Master Trust held no credit default swaps.
At December 31, 2014, the Master Trust held interest rate swaps with notional values of $23.9 million to receive a fixed rate of interest in exchange for payment of a floating rate of interest based on a three-month LIBOR index. At December 31, 2013, the Master Trust held no interest rate swaps.
At December 31, 2014, U.S. Treasury bonds and cash owned and included in the investments of the Master Trust with a value of $0.5 million were pledged as collateral to the Master Trust's brokers as performance security on interest rate swaps.
Changes in the fair value of credit default and interest rate swaps are accounted for as net appreciation (depreciation) in the fair value of investments.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	December 31
(thousands of dollars)	2014	2013
Net assets available for benefits per the financial statements	$17,985	$17,715
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	102	96
Net assets available for benefits at fair value per Form 5500	$18,087	$17,811
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013:

(thousands of dollars)	2014	2013
Net increase in net assets available for benefits per the financial statements	$270	$577
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	102	96
Prior year reversal	(96)	(185)
Net increase per Form 5500	$276	$488
******

APPENDIX A
Schedule of Assets (Held at End of Year)

A1

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN		APPENDIX A
(EIN: 20-1920798/PN: 003)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2014

Identity of Issuer, Borrower, or Similar Party	Description of Investment	Current Value

* PARTICIPANT LOANS	Participant loans earning interest from 4.25% to 9.25%, maturing from 2015 - 2020	$1,039,574

This schedule does not include all the Plan's investments in the Sears Holdings Savings Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

A1

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN
By:	Sears Holdings Corporation Administrative
Committee, Plan Administrator

By:	/s/ Robert A. Riecker
Robert A. Riecker Member of Administrative Committee and Vice President, Controller and Chief Accounting Officer of Sears Holdings Corporation

Date: June 29, 2015

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm.

E-1